Filed by International General Insurance Holdings Ltd.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tiberius Acquisition Corporation

Commission File Number: 001-38422

Date: February 10, 2020

06/02/2020 00:00

IGI PRESIDENT WALEED JABSHEH’S INTERVIEW WITH AL BAYAN MAGAZINE

إعادة التأمين

Waleed Jabsheh (President at International General Insurance (IGI):

Being publicly listed on the NASDAQ will open the doors for IGI into the US market & 2020 is an exciting year in IGI's evolution as an international insurer & reinsurer

IGI Group has carved out a solid reputation for being the most profitable reinsurer in MENA for many years where it has always maintained a healthy book of business. Waleed Jabsheh, President at International General Insurance (IGI) joined the Group at the time of its foundation in 2002. As President of the company, he has played a pivotal role in the growth and development of IGI. With his strong leadership, expertise and ability to dissipate complex problems and align the organization's strategy with keen mind, Mr. Jabsheh helped the Group continue to demonstrate the scalability of its business and opportunities in the local, regional and international markets. His never-ending drive to get things done in time regardless of effort and cost, has made IGI a more client-focused company and to re-prioritize its clients' needs, and thus rendering him a true leader and innovator and a pioneer in his field. In a Q & A with Al Bayan Magazine, Mr. Jabsheh talked about the most important challenges the insurance industry is currently facing and shed lights on IGI's priorities. He further commented on blockchain and gave us an idea about their latest achievements and developments. Following is an extract from the interview.

*** Which are the newly most important challenges the insurance industry currently face and how do you plan to tackle them?**

- As the insurance and reinsurance market in the MENA region continues to harden and return back to adequate rating levels and profitability, many participants in the market will have to readjust to the dynamics of a hard market. For those in the market that have been around for long enough to have witnessed previous hard markets, we know that underwriting is due to get more robust and stringent than in the past. In the case of some of the harder-hit areas of business, such as Energy, Casualty, Property, and General Aviation, capacity has and continues to reduce. This undoubtedly leads to underwriters demanding substantially higher rates than they have over the last several years.

At IGI, we have always been vocal about our strategy of moving forward with a clear strategic growth plan, which is consistent with our philosophy of judicious underwriting and continued profitability. We welcome the new market conditions, because they illustrate a path to a return to sensible and prudent underwriting.

*** What are the company's priorities this year?**

- In November 2019, IGI announced a business combination agreement with Tiberius Acquisition Corporation, which will result in the public listing of IGI on the Nasdaq. This is a milestone in the company's evolution, and much of our focus going into 2020 will be directed towards successfully executing this initiative.

Entering the public markets as a scaled, publicly-traded, pure-play specialty commercial insurer and reinsurer will allow IGI to continue to sensibly grow the business. Over the last 18 years, IGI has worked hard to establish itself as one of the leading MENA underwriters in the world and a specialist in the non-US insurance and reinsurance commercial property casualty markets.

Importantly, the transaction with Tiberius will allow IGI to continue to execute its organic growth plan in existing markets in the Afro-Asian, European and Latin American markets, but also to facilitate our potential entry into the US excess and surplus (E&S) markets. Market conditions in the global insurance and reinsurance sectors have markedly improved, giving IGI the opportunity to take a step like this.

InsurTech has been creating a buzz in the reinsurance sector

*** A number of participants at the Monte Carlo RV and Baden-Baden pointed out that blockchain technology helps multiple parties communicate with each other without going through brokers, making transactions less expensive and safer. Do you consider this worthwhile and what is your comment?**

- InsurTech has been creating a buzz in the reinsurance sector for the last five years, with several initiatives and innovations, such as blockchain, all promising to transform the way reinsurers do business. There are parts of the world and the industry that are more advanced and ahead of the curve, exploring various blockchain projects and how machine learning can change how we transact business. London, for example, is trying to establish an electronic placement mandate within Lloyd's, with varying success.

These existing initiatives in the market are focused on using software to improve pricing and underwriting tools, which simply digitises existing processes. But any efforts to use technology to improve efficiency and communication has to be a good thing.

*** After many catastrophes occurred in many parts of the world and even in the Arab region, have you noticed any change in the policy of the international reinsurance companies, especially that we are on the doorstep of the renewal of reinsurance treaties?**

- The MENA region has seen unprecedented levels of high frequency and severity of natural and man-made disasters in the past five years. In fact, 2018 was a pivotal year for the MENA region – a year when the industry was forced to re-assess the region's catastrophe risk profile and better manage exposures. There is now hard evidence for significant catastrophe exposure in the MENA region – both natural and man-made - and even a comparatively small event, such as a cyclone or flood, can have a substantial effect on a country's economy. This impacts insurance and reinsurance companies, their reserves, claims and exposure.

As a result, in the territories and with the risks that have been affected by these events, the industry has seen signs of changes in terms and conditions. Moving forward, the main challenges for MENA insurers and reinsurers will be to properly assess, define and put aside enough premium for catastrophe and disaster programmes that their balance sheets can handle.

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We have always been vocal about our strategy of moving forward with a clear strategic growth plan

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*** What are the latest achievements and developments of your company & how do you expect your results to be at the end of year 2019?**

- IGI started the year with an announcement of a new Chief Executive Officer for our Labuan Branch. Nick Garrity will help to strengthen IGI's offering in Asia Pacific, with a planned growth strategy for expansion in the region.

Meanwhile, in September 2019, rating agency A.M. Best upgraded the financial strength and credit rating of IGI to A (Excellent) from A- (Excellent), which was a significant achievement for IGI. The upgrade was a recognition of the company's commitment to underwriting discipline and focus on profitability over top-line growth.

As mentioned above, IGI's deal with Tiberius to enter into a business combination agreement will eventually result in the company being publicly listed on the NASDAQ and will open the doors to a potential entry into the US market.

The global insurance market is in a better position than we have seen for a long time, and we have seized an opportunity to deploy additional capital profitably. For a wide range of reasons, 2020 is an exciting year in IGI's evolution as an international insurer and reinsurer.

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AL BAYAN ECONOMIC MAG - ISSUE 578 - JANUARY 2020